Mail Stop 4720

October 27, 2009

Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

> **Re: Lakeland Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-17820**

Dear Mr. Shara:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

Sincerely,

Justin Dobbie
Attorney Advisor

CC: By Fax: (973) 597-2399
Laura Kuntz
Lowenstein Sandler PC